PETER J. WALL GREGORY J. SMITH GEORGE W. MUELLER JAMES E. BOSIK STEVEN F. MUELLER ROBERT T. COSGROVE GRETCHEN L. AULTMAN DONALD D. FARLOW	BURNS, WALL, SMITH AND MUELLER, P.C. Suite 800 303 East Seventeenth Avenue Denver, Colorado 80203-1299 Telephone (303) 830-7000 Telecopier (303) 830-6708	Of Counsel THOMAS M. BURNS ANTHONY VAN WESTRUM Special Counsel JOHN D. AMEN ROBERT B. NEECE JACK M. MERRITTS JAMES C. FATTOR

December 30, 2005

Via Telefacsimile to (202) 772-9368

H. Roger Schwall, Assistant Director
            and
Tracie Towner
United States Securities and
            Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

            Re:       Unioil
            Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004
                        Filed June 10, 2005
                        Commission File Number 0-10089

Dear Mr. Schwall and Ms. Towner:

            This firm serves as legal counsel to Unioil, a Nevada corporation ("Unioil" or the "Company").  On behalf of Unioil, we thank you for your letter, dated December 22, 2005, in which you offer comments upon the referenced Report.

            The Company is happy to have the benefit of your comments.  The Company intends to address each of them in a thorough and technically supportable fashion.  To do so, however, the Company needs to develop its responses with the benefit of three areas of professional assistance:  legal, accounting, and engineering.

            Your letter asks that the Company amend the Report and respond to your comments within 10 business days, or advise you when a response will be provided.  For purposes of calculating the expiration date of the time you have allotted, we assumed that neither December 26, 2005, nor January 2, 2006, is to be counted as a "business day."  According to

H. Roger Schwall, Assistant Director
            and
Tracie Towner
December 30, 2005

our calculations, therefore, the Company's response to your comment letter shall be due on or before January 9, 2006.

            Without yet having had the benefit of the needed professional wisdom in the three areas mentioned above, it is perhaps premature to state whether or to what extent the Company will choose to amend the Report.  At the very least, however, the Company does intend to provide a detailed response to each of the matters raised in your comment letter.

            The Company believes itself to be marshalling the necessary resources in a diligent and timely fashion.  As you might imagine, however, the current season creates a few impediments to the Company's efforts.  We hope nevertheless to be in a position by January 9, 2006, to give the staff an estimated timetable for the Company's response to your comment letter.

            Should you have questions in the meantime, we ask that you contact the undersigned or Jack M. Merritts of this firm, at the address or the telephone number set forth in the heading to this letter.

                                                                                                           Yours sincerely,

                                                                                                            /s/ Robert Neece

                                                                                                           Robert Neece

cc:        Unioil
            Charles E. Ayers, Jr., President